--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                --------------------------------
                UNITED STATES                            OMB APPROVAL
      SECURITIES AND EXCHANGE COMMISSION        --------------------------------
            WASHINGTON, D.C. 20549              OMB Number:  3235-0145
                                                --------------------------------
                                                Expires: February 28, 2009
                                                --------------------------------
                                                Estimated average burden hours
                                                per response . . . . . 14.5
                                                --------------------------------


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               Ivany Mining, Inc.
                                (Name of Company)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                    465819100
                      (CUSIP Number of Class of Securities)

                                Gregory I. Porges
                         Spectra Capital Management, LLC
                           595 Madison Ave. 37th Floor
                               New York, NY 10022
                                 (212) 857-9300
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 15, 2008
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------------------         ------------------------------
CUSIP NO.      465819100                          PAGE 2 OF 11 PAGES
-----------------------------------------         ------------------------------


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Spectra Capital Management, LLC               20-1000866
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3    SEC USE ONLY
--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     [ ]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
                      0
               -----------------------------------------------------------------
 NUMBER OF       8    SHARED VOTING POWER
  SHARES
BENEFICIALLY          2,000,000 shares of Common Stock
 OWNED BY
   EACH               Warrants to purchase 2,000,000 shares of Common Stock
 REPORTING            (see Item 5)
PERSON WITH    -----------------------------------------------------------------
                 9    SOLE DISPOSITIVE POWER
                      0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
                      2,000,000 shares of Common Stock
                      Warrants to purchase 2,000,000 shares of Common Stock
                      (see Item 5)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
      2,000,000 shares of Common Stock
      Warrants to purchase 2,000,000 shares of Common Stock (see Item 5)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)
      14.6% (see Item 5)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------------         ------------------------------
CUSIP NO.      465819100                          PAGE 3 OF 11 PAGES
-----------------------------------------         ------------------------------


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Arclight Capital, LLC           ###-##-####
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3    SEC USE ONLY
--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     [ ]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
                      0
               -----------------------------------------------------------------
 NUMBER OF       8    SHARED VOTING POWER
  SHARES
BENEFICIALLY          2,000,000 shares of Common Stock
 OWNED BY
   EACH               Warrants to purchase 2,000,000 shares of Common Stock
 REPORTING            (see Item 5)
PERSON WITH    -----------------------------------------------------------------
                 9    SOLE DISPOSITIVE POWER
                      0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
                      2,000,000 shares of Common Stock
                      Warrants to purchase 2,000,000 shares of Common Stock
                      see Item 5)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
      2,000,000 shares of Common Stock
      Warrants to purchase 2,000,000 shares of Common Stock (see Item 5)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      14.6% (see Item 5)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------------         ------------------------------
CUSIP NO.      465819100                          PAGE 4 OF 11 PAGES
-----------------------------------------         ------------------------------


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Gregory I. Porges
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3    SEC USE ONLY
--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
      AF
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     [ ]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
                      0
               -----------------------------------------------------------------
 NUMBER OF       8    SHARED VOTING POWER
  SHARES
BENEFICIALLY          2,000,000 shares of Common Stock
 OWNED BY
   EACH               Warrants to purchase 2,000,000 shares of Common Stock
 REPORTING            (see Item 5)
PERSON WITH    -----------------------------------------------------------------
                 9    SOLE DISPOSITIVE POWER
                      0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
                      2,000,000 shares of Common Stock
                      Warrants to purchase 2,000,000 shares of Common Stock
                      (see Item 5)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
      2,000,000 shares of Common Stock
      Warrants to purchase 2,000,000 shares of Common Stock (see Item 5)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      14.6% (see Item 5)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------------         ------------------------------
CUSIP NO.      465819100                          PAGE 5 OF 11 PAGES
-----------------------------------------         ------------------------------


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Andrew C. Burton
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3    SEC USE ONLY
--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
      AF
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     [ ]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
                      0
               -----------------------------------------------------------------
 NUMBER OF       8    SHARED VOTING POWER
  SHARES
BENEFICIALLY          4,000,000 shares of Common Stock
 OWNED BY
   EACH               Warrants to purchase 4,000,000 shares of Common Stock
 REPORTING            (see Item 5)
PERSON WITH    -----------------------------------------------------------------
                 9    SOLE DISPOSITIVE POWER
                      0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
                      4,000,000 shares of Common Stock
                      Warrants to purchase 4,000,000 shares of Common Stock
                      (see Item 5)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
      4,000,000 shares of Common Stock
      Warrants to purchase 4,000,000 shares of Common Stock (see Item 5)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      27.3% (see Item 5)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

      This Schedule 13D is being filed by Spectra Capital Management, LLC ("SPECTRA CAPITAL MANAGEMENT"), Arclight Capital, LLC ("ARCLIGHT CAPITAL"), Gregory I. Porges ("MR. PORGES") and Andrew C. Burton ("MR. BURTON" and, together with Spectra Capital Management, Arclight Capital and Mr. Porges, the "REPORTING PERSONS") relating to the Common Stock, par value $0.001 per share (the "Common Stock"), of Ivany Mining, Inc., a Delaware corporation (the "COMPANY"). Unless the context otherwise requires, references herein to the "Shares" are to the Common Stock of the Company.

      The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file jointly (the "JOINT FILING AGREEMENT") is attached hereto as Exhibit A. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

      Mr. Porges is the Managing Member of Spectra Capital Management. Accordingly, Mr. Porges may be deemed to be the beneficial owner of the Shares held by Spectra Capital Management for purposes of Rule 13d-3 under the Exchange Act. Mr. Burton is the Manager of Spectra Capital Management and the Managing Member of Arclight Capital. Accordingly, Mr. Burton may be deemed to be the beneficial owner of the Shares held by Spectra Capital Management and Arclight Capital for purposes of Rule 13d-3 under the Exchange Act.

ITEM 1.      SECURITY AND COMPANY.

      This statement on Schedule 13D relates to the Shares of the Company, and is being filed pursuant to Rule 13d-1 under the Act. The Company's principal executive office is located at 8720 Dufrost, St. Leonard, Quebec, Canada, HIP 2Z5.

ITEM 2.      IDENTITY AND BACKGROUND.

      (a) This statement is filed on behalf of Spectra Capital Management, Arclight Capital, Mr. Porges and Mr. Burton.

      (b) The address of the principal business office of (i) Spectra Capital Management and Mr. Porges is 595 Madison Avenue, 37th Floor, New York, New York 10022 and (ii) Arclight Capital and Mr. Burton is 2062 Troon Dr. Henderson, Nevada 89074.

      (c) Spectra Capital Management and Arclight Capital are limited liability companies. The principal business of each of Spectra Capital Management and Arclight Capital is trading securities. The principal business of Mr. Porges and Mr. Burton is trading securities.

      (d) None of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of Spectra Capital Management's or Arclight Capital's executive officers or members has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of Spectra Capital Management's or Arclight Capital's executive officers or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Spectra Capital Management and Arclight Capital are Delaware limited liability companies. Mr. Porges and Mr. Burton are United States citizens.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Funds for the purchase of the Shares and Warrants (as defined below) reported herein and held by Spectra Capital Management and Arclight Capital were derived from investment capital. Spectra Capital Management and Arclight Capital each paid $500,000 to acquire the Shares and Warrants reported herein.

ITEM 4.      PURPOSE OF TRANSACTION.

      The Reporting Persons acquired the Shares and Warrants for investment purposes in the ordinary course of business because the Reporting Persons believed they represented an attractive investment opportunity.

      Pursuant to Subscription Agreements, attached hereto as Exhibits B and C and incorporated herein by reference (the "SUBSCRIPTION AGREEMENTS"), the Company agreed to sell to the Reporting Persons, in a private placement (the "PRIVATE PLACEMENT") (i) 4,000,000 Shares and (ii) Stock Purchase Warrants exercisable into 4,000,000 Shares (the "WARRANTS"). The aggregate purchase price was $1,000,000, half of which was paid by Arclight Capital and the other half of which was paid by Spectra Capital Management. The closing of the Private Placement occurred on January 15, 2008 (the "Closing Date").

      The Warrants, attached hereto as Exhibits F and G and incorporated herein by reference, entitle the holders to purchase 4,000,000 Shares from the Company at an exercise price of $0.30 per share (subject to certain anti-dilution adjustments as set forth in the Warrants).

      In addition, the Company and the Reporting Persons entered into Registration Rights Agreements, attached hereto as Exhibits D and E and herein incorporated by reference (the "REGISTRATION RIGHTS AGREEMENTS"), pursuant to which the Company agreed to provide certain registration rights with respect to the Shares issued to the Reporting Persons through the Private Offering. Under the Registration Rights Agreements, the Company is required to use its best efforts to file a registration statement within sixty (60) days following the Closing Date. In addition, the Company is required to use its reasonable best efforts to have the Registration Statements declared effective within 180 days of its initial filing date.

      The foregoing descriptions of the Subscription Agreements, Warrants and the Registration Rights Agreements do not purport to be complete and are qualified in their entirety by the terms of each such document attached hereto as an Exhibit.

      Except as set forth herein or as would occur upon completion of any of the actions discussed herein, including in any Exhibits hereto, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Company on a continuing basis and may engage in discussions with management, the board of directors, other shareholders of the Company and other relevant parties concerning the business, operations, management, governance, strategy and future plans of the Company. Depending on various factors including, without limitation, the Company's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of
Schedule 13D.

ITEM 5.      INTEREST IN SECURITIES OF THE COMPANY.

      (a) The percentages used herein, and in the rest of Item 5, are based upon (i) the 20,396,032 Shares stated to be outstanding by the Company as of November 8, 2007 in the Company's Form 10-QSB, filed with the SEC on November 13, 2007, (ii) the 4,912,988 Shares issued pursuant to the Private Placement, as reported in the Company's Form 8-K, filed with the SEC on January 16, 2008 and
(iii) the amount of exercisable securities beneficially owned by the Reporting Person.

      As of the date of this Schedule 13D, Spectra Capital Management may be deemed to beneficially own 4,000,000 Shares (including 2,000,000 Shares issuable upon exercise of the Warrants), representing approximately 14.6% of the Shares outstanding. Arclight Capital may be deemed to beneficially own 4,000,000 Shares (including 2,000,000 Shares issuable upon exercise of the Warrants), representing approximately 14.6% of the Shares outstanding. Mr. Burton may be deemed to beneficially own 8,000,000 Shares (including 4,000,000 Shares issuable upon exercise of the Warrants), representing approximately 27.3% of the Shares outstanding. Mr. Porges may be deemed to beneficially own 4,000,000 Shares (including 2,000,000 Shares issuable upon exercise of the Warrants), representing approximately 14.6% of the Shares outstanding.

      The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d) (3) of the Exchange Act. Each Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it.

      (b) Each of the Reporting Persons shares the power to vote or to direct the vote and to dispose or to direct the disposition of the Shares.

      (c) Except as described herein, during the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons.

      (d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

      (e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

      Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached hereto as Exhibit A.

      As described in Item 4 above, the Reporting Persons purchased Shares pursuant to the Subscription Agreements, attached hereto as Exhibits B and C, and the Company issued the Warrants, attached hereto as Exhibits F and G.

      As described in Item 4 above, the Reporting Persons and the Company entered into Registration Rights Agreements, attached hereto as Exhibits D and E.

      Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Company.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

1. Exhibit A - Joint Filing Agreement dated January 25, 2008, signed by each of the Reporting Persons in order to confirm that this Schedule 13D is being filed on behalf of each of the Reporting Persons.

2.    Exhibit  B  -  Subscription   Agreement,  by  and  among  Spectra  Capital
Management and the Company, dated as of November 30, 2007.

3. Exhibit C - Subscription Agreement, by and among Arclight Capital and the Company, dated as of November 30, 2007.

4. Exhibit D - Registration Rights Agreement, by and among the Company and Spectra Capital Management, dated as of November 30, 2007.

5. Exhibit E - Registration Rights Agreement, by and among the Company and Arclight Capital, dated as of November 30, 2007.

6. Exhibit F - Warrant to Purchase Common Stock, issued to Spectra Capital Management, dated January 15, 2008.

7. Exhibit G - Warrant to Purchase Common Stock, issued to Arclight Capital, dated January 15, 2008.

                                   SIGNATURES
      After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 25, 2008


SPECTRA CAPITAL MANAGEMENT, LLC


BY: /s/ Gregory I. Porges
-------------------------------
By: Gregory Porges
Title: Managing Member




ARCLIGHT CAPITAL, LLC


BY: /s/ Andrew C. Burton
-------------------------------
By: Andrew C. Burton
Title: Managing Member




GREGORY I. PORGES


/s/ Gregory I. Porges
By: Gregory I. Porges



ANDREW C. BURTON



/s/ Andrew C. Burton
-------------------------------
Andrew C. Burton